KPMG LLP Chartered Accountants 600 deMaisonneuve Blvd.West Suite1500 Montréal, Québec, H3A0A3	Telephone: (514)840-2100 Telefax: (514)840-2187 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated August 10, 2007 on the consolidated balance sheet of Neptune  Technologies & Bioressources Inc. (the "Corporation") as at May 31, 2007 and the consolidated statements  of operations, deficit and cash flows for the year ended May 31, 2007, which report appears in this annual  report on Form 40-F of the Corporation and our audit report dated August 10, 2007 on the related  supplemental note entitled "Reconciliation to United States Generally Accepted Accounting Principles" in  respect of the Corporation's consolidated financial statements as at May 31, 2007 and for the year ended  May 31, 2007, which report appears in this annual report on Form 40-F of the Corporation.

Chartered Accountants

Montréal, Canada
November 19, 2007

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is a member firm of KPMG International, a Swiss association.